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                             January 11, 2024

       Paul Seavey
       Executive Vice President and Chief Financial Officer
       Equity Lifestyle Properties, Inc.
       Two North Riverside Plaza, Suite 800
       Chicago, IL 60606

                                                        Re: Equity Lifestyle
Properties, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Response dated
November 27, 2023
                                                            File No. 001-11718

       Dear Paul Seavey:

              We have reviewed your November 27, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 9, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Non-GAAP Financial Measures, page 47

   1. We have reviewed your response to comment 1 and your proposal to continue to exclude deferrals in your
non-GAAP measures for the remainder of 2023. We continue to believe that the accelerated
recognition of membership revenues is not consistent with Question
                                                        100.04 of the
Compliance and Disclosure Interpretations (   C&DIs   ) on Non- GAAP
                                                        Financial Measures.
Given this, we do not believe it is appropriate for you to continue to include the change in
your deferred revenue liability for upfront payments received related to membership upgrade
contracts in your calculation of any non-GAAP financial
                                                        measures for the
remainder of 2023. Please revise your presentation beginning with your next periodic filing
and earnings release to remove this adjustment from your non-GAAP measures.
 Paul Seavey
Equity Lifestyle Properties, Inc.
January 11, 2024
Page 2
Consolidated Statements of Cash Flows, page F-9

2. We have considered your response to comment 5 in our letter dated May 17, 2023. Given the quantitative significance of the error to cash flows from operating activities and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial.
         Accordingly, we have concluded that your previously issued consolidated financial statements are materially misstated and, therefore, should be restated. Also, in light of the restatement, please reassess your conclusions regarding disclosure controls and procedures and internal control over financial reporting for the impacted periods.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePaul Seavey                                  Sincerely,
Comapany NameEquity Lifestyle Properties, Inc.
                                                               Division of
Corporation Finance
January 11, 2024 Page 2                                        Office of Real
Estate & Construction
FirstName LastName